5 May 2015

National Grid plc (‘National Grid’)

Director’s Other Appointment

In accordance with Listing Rule 9.6.11(R), National Grid notes that with effect from 1 May 2015, Therese Esperdy will be elected to the board of directors of National Grid USA, a subsidiary company of National Grid, as a non-executive director.

Contact

Alice Morgan
Assistant Company Secretary

0207 004 3228